Exhibit 21.1

AG Mortgage Investment Trust, Inc. Subsidiaries

	Subsidiary	State of Incorporation
1.	AG MIT, LLC	Delaware
2.	AG MIT II, LLC	Delaware
3.	AG MITT RMAT 2013, LLC	Delaware
4.	AG MITT RMAT 2013 II, LLC	Delaware